Summary of changes made by Société Générale SA ("SG SA") on its Form SBSE-A Filed with the SEC on 13th of December 2023

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on 13th of December 2023 to:

1- Update its Form SBSE-A Contact Information.
2- Update Schedule A, Principal's information.
3- Update Schedule B, Section II – Item 13B Broker arrangements updated with 3 new execution platforms added and a change of UIC and address for 1 custodian.
4- Provide a newly executed Schedule F signature related to access to books and records.
5- Provide an updated version of the UK legal opinion.
6- Provide an updated version of its Swap Dealer Registration form (NFA Form 7R).
7- Populated the description field in Schedule B

SG SA has also reattached the previous French legal opinion which remains unchanged.

If you have any questions, do not hesitate to contact John Nicholas at john.nicholas@sgcib.com.

Thank you for your assistance in this matter.